NATIONAL BANK OF GREECE

CHIEF EXECUTIVE OFFICER

Ms. Suzanne Hayes

Assistant Director

Division of Corporate Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

February 29, 2012

RE:	National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 23, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 22, 2011
Form 6-K furnished August 31st, 2011
Form 6-K furnished November 29th, 2011
File No. 001-14960
Letter from the U.S. Securities and Exchange Commission (the “Commission”) to National Bank of Greece S.A. (the “Bank”) dated January 27, 2012
Letter from National Bank of Greece S.A. to the U.S. Securities and Exchange Commission dated December 9, 2011
Letter from the U.S. Securities and Exchange Commission to National Bank of Greece S.A. dated October 28, 2011
Letter from National Bank of Greece to the U.S. Securities and Exchange Commission dated November 7, 2011
Letter from National Bank of Greece to the U.S. Securities and Exchange Commission dated January 31, 2012

Dear Ms. Hayes,

I am writing to you in connection with the Staff’s comment letter to National Bank of Greece dated January 27, 2012. We would like to kindly request an extension to Monday, March 5, 2012 to submit our responses to this comment letter.

This extension will allow us to prepare our response letter in a manner that more completely reflects the discussion of the conference call we had on last Thursday February 23, as we continue to work through the comments the Staff helpfully provided in that call.

We appreciate your cooperation,

Apostolos Tamvakakis